SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

América Móvil’s first quarter of
2018 financial and operating report

Mexico City, April 24, 2018 - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the first quarter of 2018.

•

We added 1.4 million postpaid wireless subscribers in the first quarter, twice as many as a year before—including 935 thousand in Brazil and 181 thousand in Mexico, bringing our subscriber base up 7.4% year-on-year.

•	We also gained 427 thousand fixed-broadband clients to finish March with 28.6 million accesses, up 4.8%.
•

Revenues of 254.4 billion pesos were down 3.7% year on year in Mexican peso terms on account of the appreciation of the Mexican peso vs. other currencies; at constant exchange rates they actually rose 2.8%, with service revenues increasing 2.1%, growing faster than in the prior quarter: 1.4%.

•	The main drivers of service revenue growth were postpaid revenues, up 9.2%, prepaid-data revenues, 11.4%, and fixed-broadband revenues, 5.0%.
•	Mexico was the top performer in the quarter with service revenue growth accelerating from 3.3% in the fourth quarter to 6.3% in the first one. Mobile revenues shot up 12.8% year-on-year.
•

At 71.2 billion pesos EBITDA was practically flat in Mexican peso terms from a year before, but at constant exchange rates it was up 5.9%. The EBITDA margin, 28.0%, was 0.8 points higher. It was the highest margin in ten quarters.

•

EBITDA margins were up more than two percentage points in Mexico, Brazil,  Peru and Chile from the year-earlier quarter. In Puerto Rico, EBITDA margin improved sequentially from -3.5% to 9.5%, showing signs of normalization.

•

We posted a comprehensive financing income of 913 million pesos as foreign exchange gains of 22.9 billion pesos driven mostly by the appreciation of the Mexican peso vs. the U.S. dollar more than offset our net interest and other financial expenses

•	We obtained a net profit of 18 billion pesos, equivalent to 27 peso cents per share or 29 dollar cents per ADR.
•

At the end of March our net debt stood at 614.1 billion pesos, practically flat relative to December. It would have been 13.6 billion lower in March had we not had to consider the payment of hybrid bonds in the amount of 600 million euros by Telekom Austria as incurring new debt. This is to do with accounting considerations, pertaining to which such bonds had been considered equity.

•	Our capital expenditures came in at 24 billion pesos in the quarter.

América Móvil’s Subsidiaries as of March 2018
Country	Brand	Business	Equity
Mexico	Telcel	wireless	100.00%
	Telmex	wireline	98.80%
	Sección Amarilla (1)	other	98.40%
	Telvista	other	90.00%
Argentina	Claro	wireless	100.00%
	Telmex	wireline	99.70%
Brazil	Claro	wireless/wireline	97.70%
Chile	Claro	wireless	100.00%
	Telmex(1)	wireline	100.00%
Colombia	Claro	wireless	99.40%
	Telmex	wireline	99.30%
Costa Rica	Claro	wireless	100.00%
Dominicana	Claro	wireless/wireline	100.00%
Ecuador	Claro	wireless/wireline	100.00%
El Salvador	Claro	wireless/wireline	95.80%
Guatemala	Claro	wireless/wireline	99.30%
Honduras	Claro	wireless/wireline	100.00%
Nicaragua	Claro	wireless/wireline	99.60%
Panama	Claro	wireless/wireline	100.00%
Paraguay	Claro	wireless/wireline	100.00%
Peru	Claro	wireless/wireline	100.00%
Puerto Rico	Claro	wireless/wireline	100.00%
Uruguay	Claro	wireless/wireline	100.00%
USA	Tracfone	wireless	100.00%
Netherlands	KPN	wireless/wireline	21.40%
Austria	Telekom Austria	wireless/wireline	51.00%
(1) Equity Participation of Telmex Internacional of which América Móvil owns 97.90%.

Relevant Events

We recently launched 4.5G networks in Brazil, Mexico, Austria and Dominicana. With the new platform we can deliver speeds up to 10 times faster than on 4G and our subscribers can experiment voice and video in high definition. This new platform will enable us to connect millions of devices simultaneously using Narrowband-IOT and Cat-M technologies to expand the universe of the Internet of Things. Seeking to be the leaders in innovation and technology, we are today the only carrier to offer 4.5G in the aforementioned countries. We will continue to modernize our platforms introducing 4.5G in the rest of the countries in 2018. We have been, and continue to be, the innovation leaders in Latam.

On March 5th, we received notice of resolution by the Instituto Federal de Telecomunicaciones (IFT) where they set forth the terms under which we are required to separate—legally and functionally—the provision of wholesale regulated fixed services by Telmex and Telnor and create a new entity (“the Separated Entity”) with corporate governance of its own, independent from that of América Móvil and from the retail division of Telmex. The Separated Entity will be a direct subsidiary of Telmex that will be transferred the necessary assets and personnel required to provide wholesale services.

We have up to two years to implement the separation mandated by IFT. The resolution establishes a calendar and obligation to provide information to IFT periodically. We have challenged the resolution in accordance to applicable laws. Still, its fulfillment is mandatory and Telmex has initiated the separation process.

On April 16th, we announced that our shareholders approved the payment of a dividend of MXP$0.32 (thirty two peso cents) per share, payable in cash in two installments in July and November. Shareholders also approved the allocation of an amount equal to three billion pesos to its share buyback reserve for the April 2018 –April 2019 period; and to cancel AMX’s treasury shares acquired by AMX as part of its buyback program, except for five billion series “L” treasury shares.

América Móvil Fundamentals (IFRS)

	1Q18	1Q17
Earnings per Share (Mex$) (1)	0.27	0.55
Earning per ADR (US$) (2)	0.29	0.53
EBITDA per Share (Mex$) (3)	1.08	1.09
EBITDA per ADR (US$)	1.15	1.07
Net Income (millions of Mex$)	17,748	35,855
Average Shares Outstanding (billion)	66.06	65.79
(1) Net Income / Average Shares outstanding
(2) 20 shares per ADR
(3) EBITDA/ Average Shares Outstanding

Access Lines

At 362 million access lines at the end of March, our access base remained mostly unchanged from a year before.

Net postpaid wireless additions for the period came in at 1.4 million subs, more than doubling those of the prior year. This figure includes 935 thousand in Brazil (more than four times as many as last year) and 181 thousand in Mexico. Our postpaid subscriber base was up 7.4%, with Chile’s increasing 16.7% and Brazil’s 14.9%.

We disconnected 1.3 million prepaid subscribers—most of them in Brazil—following a cleanup of the client base.

On the fixed-line platform, broadband accesses rose 4.8% year-on-year after 427 thousand new accesses in the quarter, most of them in Brazil, México and Central America. Our PayTV subscriber base was down 2.4% annually, after 49 thousand disconnections in the quarter.

Wireless Subscribers as of March 2018

	Total(1)(Thousands)
Country	Mar ’18	Dec ’17	Var.%	Mar ’17	Var.%
Argentina, Paraguay and Uruguay	24,149	24,091	0.2%	23,848	1.3%
Austria & CEE	20,640	20,658	-0.1%	20,622	0.1%
Brazil	58,809	59,022	-0.4%	60,237	-2.4%
Central America	16,101	15,927	1.1%	15,293	5.3%
Caribbean	5,700	5,637	1.1%	5,508	3.5%
Chile	7,048	6,985	0.9%	6,710	5.0%
Colombia	29,401	29,353	0.2%	29,153	0.9%
Ecuador	8,000	7,960	0.5%	8,771	-8.8%
Mexico	73,984	73,855	0.2%	72,942	1.4%
Peru	12,507	12,392	0.9%	11,990	4.3%
USA	22,761	23,132	-1.6%	24,745	-8.0%
Total Wireless Lines	279,102	279,013	0.0%	279,818	-0.3%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

Wireless Subscribers as of March 2018

	Total(1)(Thousands)
Country	Mar ’18	Dec ’17	Var.%	Mar ’17	Var.%
Argentina, Paraguay and Uruguay	24,149	24,091	0.2%	23,848	1.3%
Austria & CEE	20,640	20,658	-0.1%	20,622	0.1%
Brazil	58,809	59,022	-0.4%	60,237	-2.4%
Central America	16,101	15,927	1.1%	15,293	5.3%
Caribbean	5,700	5,637	1.1%	5,508	3.5%
Chile	7,048	6,985	0.9%	6,710	5.0%
Colombia	29,401	29,353	0.2%	29,153	0.9%
Ecuador	8,000	7,960	0.5%	8,771	-8.8%
Mexico	73,984	73,855	0.2%	72,942	1.4%
Peru	12,507	12,392	0.9%	11,990	4.3%
USA	22,761	23,132	-1.6%	24,745	-8.0%
Total Wireless Lines	279,102	279,013	0.0%	279,818	-0.3%
(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

América Móvil Consolidated Results

In the first quarter of 2018, with world economic growth improving steadily and most regions posting solid growth, volatility returned to U.S. financial markets as inflation fears resurfaced in the face of tight labor markets and what appeared to be an acceleration of wage increases.

U.S. long-term interest rates rose to levels not seen in over four years as the market focused once again on inflation risks. In Latin America, exchange rates were not affected by the increase in U.S. interest rates, and in fact the Mexican peso became one of the best performing currencies following its depreciation in the fourth quarter of 2017.

Our revenues totaled 254.4 billion pesos. In Mexican peso terms, they were down 3.7% from the year-earlier quarter on account of the appreciation of the peso vs. other currencies. Correcting for this currency effect, revenues actually rose 2.8%, with service revenues increasing 2.1% at constant exchange rates.

As has been the case in prior quarters, postpaid revenues and prepaid-data revenues, together with fixed-broadband revenues, were the main drivers of revenue growth. The main drags came from fixed-line voice revenues, reflecting major reductions in long distance revenues in Brazil and Mexico.

Mexico was the top performer in the quarter, with service revenue growth accelerating from 3.3% in the fourth quarter to 6.3% in the first one. Central America followed, going from 1.8% to 3.5% in the period.

Mobile ARPUs increased sharply in Mexico, 11.6%, and Brazil, 10.7%, with Tracfone in the U.S. posting a 7.3% rise. They declined in Peru by 5.6%, and in Colombia, by 3.4%.

Our EBITDA came in at 71.2 billion pesos and was practically flat year-on-year in Mexican peso terms because of the appreciation of the peso; at constant exchange rates it was up 5.9%. At 28.0%, the EBITDA margin was 0.8 points higher than a year before and was the highest consolidated EBITDA margin in ten quarters.

EBITDA margins were up more than two percentage points in Mexico, Brazil, Peru and Chile from the year-earlier quarter, and more than eight percentage points in smaller operations (Panama and Costa Rica). Although still down compared to a year before, the EBITDA margin in Puerto Rico exhibited a strong recovery from the prior quarter, increasing from -3.5% to 9.5%, which reflects the gradual normalization of our operations in the island, partly linked to the resumption of electrical power in most of the territory.

Operating profits totaled almost 30 billion pesos in the first quarter and were up 7.5% at constant exchange rates.

America Movil's Income Statement (in accordance with IFRS except for IFRS 15)
Millions of Mexican pesos
	1Q18	1Q17	Var.%

Net Service Revenues	221,031	231,276	-4.4%
Equipment Revenues	33,337	32,881	1.4%
Total Revenues	254,368	264,157	-3.7%

Cost of Service	81,808	87,550	-6.6%
Cost of Equipment	39,978	40,111	-0.3%
Selling, General & Administrative Expenses	58,830	63,030	-6.7%
Others	2,547	1,717	48.4%
Total Costs and Expenses	183,163	192,407	-4.8%

EBITDA	71,205	71,750	-0.8%
% of Total Revenues	28.0%	27.2%

Depreciation & Amortization	41,412	41,387	0.1%

EBIT	29,793	30,363	-1.9%
% of Total Revenues	11.7%	11.5%

Net Interest Expense	7,570	7,155	5.8%
Other Financial Expenses	14,420	-393	n.m.
Foreign Exchange Loss	-22,903	-37,129	38.3%
Comprehensive Financing Cost (Income)	-913	-30,367	97.0%

Income & Deferred Taxes	12,820	24,008	-46.6%
Net Income before Minority Interest and Equity
Participation in Results of Affiliates	17,886	36,723	-51.3%
minus
Equity Participation in Results of Affiliates*	14	31	-56.1%
Minority Interest	-152	-899	83.1%
Net Income (Loss)	17,748	35,855	-50.5%
n.m. Not meaningful.

We posted a comprehensive financing income of 913 million pesos as foreign exchange gains of 22.9 billion pesos driven mostly by the appreciation of the Mexican peso vs. the U.S. dollar more than offset our net interest and other financial expenses.

Our net profit totaled 18 billion pesos and was equivalent to 27 peso cents per share or 29 dollar cents per ADR.

Balance Sheet (in accordance with IFRS except for IFRS 15)
América Móvil Consolidated
Millions of Mexican Pesos
	Mar'18	Dic'17	Var.%		Mar'18	Dic'17	Var.%

Current Assets				Current Liabilities
Cash, Marketable Securities & Other Short Term Ivestments	68,003	83,391	-18.5%	Short Term Debt**	62,402	51,746	20.6%
Accounts Receivable	197,152	201,814	-2.3%	Accounts Payable	266,315	291,029	-8.5%
Other Current Assets	26,697	18,221	46.5%	Other Current Liabilities	78,992	70,562	11.9%
Inventories	35,085	38,810	-9.6%		407,709	413,336	-1.4%
	326,937	342,235	-4.5%

Non Current Assets
Plant & Equipment	629,785	676,343	-6.9%
Investments in Affiliates	3,229	3,735	-13.6%	Non Current Liabilities

				Long Term Debt	619,673	646,139	-4.1%
Deferred Assets				Other Non Current Liabilities	158,178	166,103	-4.8%
Goodwill (Net)	149,125	151,463	-1.5%		777,851	812,242	-4.2%
Intangible Assets	111,490	123,242	-9.5%
Deferred Assets	187,398	189,193	-0.9%	Shareholder's Equity	222,404	260,634	-14.7%

Total Assets	1,407,964	1,486,212	-5.3%	Total Liabilities and Equity	1,407,964	1,486,212	-5.3%

At the end of March our net debt stood at 614.1 billion pesos. It was nearly flat relative to December, but would have been 13.6 billion lower in March had we not had to consider the payment of hybrid bonds in the amount of 600 million euros by Telekom Austria as incurring new debt.

The Telekom Austria hybrid bonds had been considered equity given that they were perpetual bonds, notwithstanding that they could be called in certain dates.  Paying down those bonds therefore led to both a decrease in equity and a corresponding increase in net debt on the balance sheet. From the perspective of rating agencies, the hybrid bonds were considered to be 50% equity and 50% debt.

Our capital expenditures came in at 24 billion pesos in the quarter.

Financial Debt of América Móvil*
Millions of U.S. Dollars
	Mar -18	Dec -17
Peso - denominated debt (MxP)	85,508	83,192
Bonds and other securities	69,008	70,692
Banks and others	16,500	12,500
U.S. Dollar - denominated debt (USD)	10,204	10,084
Bonds and other securities	9,353	9,353
Banks and others	852	732
Euro - denominated Debt (EUR)	12,960	12,564
Bonds and other securities	12,557	12,564
Banks and others	404	0
Sterling - denominated Debt (GBP)	2,750	2,750
Bonds and other securities	2,750	2,750
Reais - denominated Debt (BRL)	5,196	4,234
Bonds and other securities	4,600	3,500
Banks and others	596	734
Debt denominated in other currencies (MxP)	16,990	17,864
Bonds and other securities	16,919	17,765
Banks and others	71	99
Total Debt (MxP)	682,075	697,885
Cash, Marketable Securities and Short Term Financial Investments (MxP)	68,003	83,391
Net Debt (MxP)	614,072	614,494

*This table does not include the effect of forwards and derivatives used to hedge the foreign exchange exposure. The debt figures include the face value amount of the outstanding América Móvil hybrid bonds (1,450M euros and 550M sterling). On February 2018, TKA called its 600 million euro hybrid bond. The aforementioned bond was not accounted for as debt, as it was a perpetual bond. Accountingwise, its liquidation resulted in an increase in net debt of the same amount. Without this effect net debt would have been 13.6 billion pesos lower in March.

Mexico

Our Mexican operation added 181 thousand wireless postpaid subscribers in the first quarter, to finish March with 74.0 million wireless subscribers, 12.9 million of them postpaids. Year-over-year, our postpaid subscriber base increased 6.2%. On the fixed line platform we added 110 thousand broadband clients, ending the quarter with 22 million fixed-RGUs, practically flat relative to the prior year.

Revenues increased 4.8% from the year-earlier quarter to 66.5 billion pesos, with service revenues expanding 6.3%—the fastest rate in over a year. Mobile service revenues soared 12.8%, the highest in several quarters. Mobile ARPU shot up 11.6% year-on-year in the first quarter, up from 7.2% in the preceding quarter.

Fixed-line revenues declined 5.1% year-on-year, nearly as much as they had the prior quarter, on account of continued reductions in international long distance and interconnection revenues, down 24.8%, and 23.4% respectively. Fixed broadband revenues declined slightly, 1.8%, as revenues from corporate networks fell in the quarter.

First quarter EBITDA jumped 12.8% to 22.8 billion pesos reflecting the greater operating leverage brought about by the revenue momentum. The EBITDA margin, 34.3%, was the highest one in eight quarters.

In March we launched our 4.5G network, the Gigared. Initially it is available in all the areas where we have 4G-coverage, at much higher speeds, offering video and voice in high definition and enabling us to connect millions of devices simultaneously. We are able to offer 4.5G thanks to the investments we have made to fully modernize our networks in Mexico. We have always been the first adopter of the new technologies in Mexico.

Income Statement (IFRS)
Mexico
Millions of MxP
	1Q18	1Q17	Var.%
Total Revenues	66,496	63,439	4.8%
Total Service Revenues	52,455	49,349	6.3%
Wireless Revenues	44,756	40,591	10.3%
Service Revenues	31,980	28,342	12.8%
Equipment Revenues	12,531	12,043	4.1%
Fixed Line and Other Revenues	23,527	24,787	-5.1%

EBITDA	22,825	20,235	12.8%
% total revenues	34.3%	31.9%

EBIT	15,154	12,936	17.1%
%	22.8%	20.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Mexico Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	73,984	72,942	1.4%
Postpaid	12,947	12,192	6.2%
Prepaid**	61,038	60,750	0.5%
MOU	495	469	5.7%
ARPU (MxP)	144	129	11.6%
Churn (%)	4.2%	4.2%	-
Revenue Generating Units (RGUs)*	21,988	22,060	-0.3%
Fixed Lines	12,611	12,820	-1.6%
Broadband	9,377	9,240	1.5%
* Fixed Line and Broadband

Argentina, Paraguay and Uruguay

We finished March with 24.1 million mobile clients, 1.3% more than a year before, and 680 thousand fixed-RGUs, up 7.5% year-on-year as PayTV accesses expanded 10.3% in Paraguay.

Our revenues in the amount of 14.4 billion Argentinean pesos were up 30.7% year-on-year. Service revenues grew 27.2% as mobile data revenues—that account for nearly 77% of our wireless service revenues —soared 47.3%, driving mobile ARPU up by 25.1% to 145 Argentinean pesos. On the fixed-line platform revenues increased 25.6% driven by PayTV revenues that grew 50.7%, although from a small base mostly in Paraguay.

EBITDA of 5.2 billion Argentinean pesos was 31.5% greater than a year before, with the EBITDA margin rising slightly to 35.9%.

Having obtained the license to sell PayTV in Argentina, we made a soft launch of our IP-TV product in Buenos Aires. We are fine-tuning our offer and will continue with the rollout of fiber to the home to strengthen our fixed business in the country.

Income Statement (IFRS)
Argentina, Paraguay & Uruguay
Millions of ARP
	1Q18	1Q17	Var.%
Total Revenues	14,357	10,986	30.7%
Total Service Revenues	11,464	9,018	27.1%
Wireless Revenues	13,477	10,294	30.9%
Service Revenues	10,573	8,313	27.2%
Equipment Revenues	2,892	1,969	46.9%
Fixed Line and Other Revenues	965	769	25.6%

EBITDA	5,159	3,922	31.5%
% total revenues	35.9%	35.7%

EBIT	4,022	3,032	32.7%
%	28.0%	27.6%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Argentina, Uruguay & Paraguay Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	24,149	23,848	1.3%
Postpaid	2,397	2,468	-2.9%
Prepaid	21,752	21,380	1.7%
MOU	75	87	-14.2%
ARPU (ARP)	145	116	25.1%
Churn (%)	2.0%	2.0%	-
Revenue Generating Units (RGUs)	680	632	7.5%
* Fixed Line, Broadband and Pay TV

Brazil

We added 935 thousand postpaid subscribers in Brazil during the first quarter and disconnected 1.1 million prepaid subscribers, ending March with 58.8 million mobile clients. Our postpaid subscriber base reached 21.3 million, a 14.9% year-on-year increase, as we doubled our share of net adds in the market.  The major investments we’ve made on our mobile network, together with our innovative plans and better customer experience have given us an edge that is allowing us to increase our share in the postpaid segment of the market.

We are the only carrier offering 4.5G services in Brazil; we have rolled out this technology in 150 cities enhancing the experience of our subscribers. Our mobile service obtained the highest satisfaction rate in the last research report conducted by Anatel. Claro is leading number portability vs. all national operators in both the prepaid and the postpaid segments.

On the fixed-line platform we gained 162 thousand fixed-broadband clients, but disconnected 124 thousand fixed telephony accesses and 81 thousand PayTV clients. In the “ultrabroadband” segment (connections faster than 34 Mbps) we reached 2.5 million accesses, which represents a 51% market share.  At the end of the quarter we had 35.9 million fixed-RGUs in Brazil.

Revenues were practically flat year-on-year at 8.8 billion reais, with service revenues increasing 8.3% on the mobile platform and declining 4.5% on the fixed one. Mobile postpaid revenues led the way rising 22.2% from the year-earlier quarter, followed by prepaid data revenues, up 9.3%, and by fixed-broadband revenues, up 4.2%. Mobile ARPU was up 10.7% year-on-year, the fastest rate recorded in years, as our plans with unlimited voice, high quality mobile internet and digital services such as Claro Musica and Claro Video are perceived as great value.

The main drag on revenue growth came from fixed long distance revenues that fell 22.3% and by PayTV, which posted a 5.2% revenue decline, mostly on the DTH platform.

EBITDA for the quarter totaled 2.6 billion reais, 6.9% more than a year before, with the EBITDA margin just shy of 30%, up 2.1 percentage points relative to the year-earlier quarter. We’ve launched a number of transformational projects that will allow us to attain greater cost efficiencies.

We are continually investing and innovating, developing new cloud-based digital services and aggregating the best available content, to deliver great communication, entertainment and productivity solutions for our clients.

Income Statement (IFRS)
Brazil
Millions of BrL
	1Q18	1Q17	Var.%
Total Revenues	8,848	8,905	-0.6%
Total Service Revenues	8,734	8,769	-0.4%
Wireless Revenues	3,090	2,885	7.1%
Service Revenues	2,976	2,747	8.3%
Equipment Revenues	114	136	-16.3%
Fixed Line and Other Revenues	5,758	6,020	-4.3%

EBITDA	2,645	2,475	6.9%
% total revenues	29.9%	27.8%

EBIT	521	280	86.4%
%	5.9%	3.1%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Brazil Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	58,809	60,237	-2.4%
Postpaid	21,270	18,515	14.9%
Prepaid	37,539	41,722	-10.0%
MOU (1)	107	94	12.9%
ARPU (BrL)	17	15	10.7%
Churn (%)	4.0%	3.4%	0.6
Revenue Generating Units (RGUs)*	35,861	36,439	-1.6%
* Fixed Line, Broadband and Pay TV. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Chile

Our wireless subscriber base topped seven million by the end of March having risen 5.0% over the year. Net additions came in at 63 thousand for the period; 54 thousand of those were postpaid. Fixed RGUs were up 1.1% to 1.4 million, as broadband accesses expanded 8.3%.

Service revenues increased 4.9%, led by postpaid revenues and fixed-broadband revenues, up 18.9% and 10.9% respectively. Fixed-line service revenues represent 41% of the total.

We have made important commercial efforts that have resulted in a greater revenue base that, along with the cost improvements linked to a comprehensive efficiency program, brought EBITDA up 34.2% over the prior year to 36.1 billion Chilean pesos. The EBITDA margin, 18.2%, rose 4.8 percentage points from the year-earlier quarter.

Income Statement (IFRS)
Chile
Millions of ChP
	1Q18	1Q17	Var.%
Total Revenues	198,500	200,689	-1.1%
Total Service Revenues	188,004	179,180	4.9%
Wireless Revenues	126,958	131,772	-3.7%
Service Revenues	116,429	110,378	5.5%
Equipment Revenues	10,496	21,509	-51.2%
Fixed Line and Other Revenues	79,724	75,112	6.1%

EBITDA	36,050	26,858	34.2%
% total revenues	18.2%	13.4%

EBIT	-20,469	-26,904	23.9%
%	-10.3%	-13.4%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Chile Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	7,048	6,710	5.0%
Postpaid	1,951	1,672	16.7%
Prepaid	5,097	5,038	1.2%
MOU	156	139	12.5%
ARPU (ChP)	5,682	5,650	0.6%
Churn (%)	5.4%	5.3%	0.2
Revenue Generating Units (RGUs)*	1,357	1,342	1.1%
* Fixed Line and Broadband and Pay TV

Colombia

We had 29.4 million wireless subscribers by the end of March, 0.9% more than a year before. Net additions came in at 48 thousand; they were all prepaid since the first quarter was marked by very aggressive competition in the postpaid segment. On the fixed-line side, we reached 6.8 million fixed RGUs, up 5.7%, with landlines growing 9.9% and broadband accesses 6.4%.

Total revenues of 2.8 trillion Colombian pesos rose 1.7% annually with service revenues increasing 1.3%. On the fixed-line platform, service revenues—that represent 38% of the total—expanded 9.3% with fixed-broadband and PayTV revenues increasing 8.7% and 10.2%, respectively.

In a very competitive mobile market, our service revenues were down 2.3%, with postpaid revenues flat and prepaid revenues falling. Mobile ARPU fell 3.4% year-on-year.

In spite of the competitive pressure, cost controls and operating efficiencies allowed EBITDA to grow 3.6% to 1.1 trillion Colombian pesos. The EBITDA margin stood at 40.4%, up from 39.7% a year before.

Income Statement (IFRS)
Colombia
Billions of COP
	1Q18	1Q17	Var.%
Total Revenues	2,809	2,761	1.7%
Total Service Revenues	2,291	2,261	1.3%
Wireless Revenues	1,987	2,012	-1.2%
Service Revenues	1,472	1,507	-2.3%
Equipment Revenues	507	495	2.6%
Fixed Line and Other Revenues	884	813	8.7%

EBITDA*	1,136	1,096	3.6%
% total revenues	40.4%	39.7%

EBIT*	649	632	2.7%
%	23.1%	22.9%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Colombia Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	29,401	29,153	0.9%
Postpaid	6,684	6,459	3.5%
Prepaid**	22,717	22,694	0.1%
MOU (1)	193	199	-3.0%
ARPU (CoP)	16,611	17,195	-3.4%
Churn (%)	4.2%	4.1%	0.1
Revenue Generating Units (RGUs)*	6,840	6,472	5.7%

*Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).** Fixed Line, Broadband and Television

** Fixed Line, Broadband and Television. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Ecuador

Our wireless subscriber base finished March with eight million clients after net additions of 40 thousand in the quarter. On the postpaid segment, the client base was up 4.2% over the year to 2.6 million. Additionally, we had 370 thousand fixed RGUs, 3.4% more than a year before.

Revenues totaled 315 million dollars, down 5.5% over the year with service revenues falling 4.3% driven by prepaid voice revenues. Mobile postpaid revenues increased 3.2% and fixed-broadband revenues 5.8%.

The quarter’s EBITDA of 124 million dollars fell 1.9% from the prior year. However, the EBITDA margin improved 1.4 percentage points, to 39.3%, as we  have been modernizing our platforms and carried on with a broad program that has generated important operating efficiencies.

We were the first carrier to introduce 4.5G technologies in Ecuador; it is available in the main cities: Guayaquil, Quito and five other cities. Claro reafirms its commitment to invest in the country.

Income Statement (IFRS)
Ecuador
Millions of Dollars
	1Q18	1Q17	Var.%
Total Revenues	315	334	-5.5%
Total Service Revenues	272	284	-4.3%
Wireless Revenues	294	314	-6.2%
Service Revenues	252	265	-4.8%
Equipment Revenues	42	48	-13.5%
Fixed Line and Other Revenues	21	20	5.8%

EBITDA	124	126	-1.9%
% total revenues	39.3%	37.9%

EBIT	72	75	-3.6%
%	22.8%	22.4%
*Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

Ecuador Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	8,000	8,771	-8.8%
Postpaid	2,554	2,451	4.2%
Prepaid**	5,446	6,320	-13.8%
MOU	388	269	44.6%
ARPU (US$)	11	10	3.7%
Churn (%)	4.6%	3.4%	1.2
Revenue Generating Units (RGUs)*	370	358	3.4%
* Fixed Line, Broadband and Pay TV
** The annual comparison is affected by the change in churn policy effective as of December 2011.

Peru

After net additions of 116 thousand in the first quarter we ended the period with 12.5 million wireless subscribers, 4.3% more than a year before, and 1.4 million fixed RGUs. Fixed-broadband accesses increased 4.7%, but we had disconnections of voice and PayTV accesses.

First quarter revenues of 1.3 million soles were 0.8% lower than a year before. Wireless service revenues declined 2.4% due to a 62.5% reduction in interconnection rates beginning in January 2018.

In spite of the reduction in revenues, EBITDA rose 12.6% year-on-year to 313 million soles, as the decline in interconnection revenues was almost fully compensated by a corresponding reduction in interconnections costs. The EBITDA margin stood at 23.5%, up from 20.7% a year before.

Income Statement (IFRS)
Perú
Millones de Soles
	1Q18	1Q17	Var.%
Total Revenues	1,333	1,344	-0.8%
Total Service Revenues	1,137	1,165	-2.4%
Wireless Revenues	1,122	1,131	-0.8%
Service Revenues	919	941	-2.4%
Equipment Revenues	195	178	9.8%
Fixed Line and Other Revenues	211	213	-0.6%

EBITDA	313	278	12.6%
% total revenues	23.5%	20.7%

EBIT	127	97	31.4%
%	9.5%	7.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Peru Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	12,507	11,990	4.3%
Postpaid	4,186	4,092	2.3%
Prepaid	8,321	7,898	5.4%
MOU	226	200	13.4%
ARPU (Sol)	25	26	-5.6%
Churn (%)	6.1%	5.8%	0.3
Revenue Generating Units (RGUs)*	1405	1445	-2.8%
* Fixed Line, Broadband and Pay TV

Central America

Our Central American operations added 174 thousand mobile subs to finish the first quarter with 16.1 million clients. On the fixed-line platform we had 5.9 million accesses, 8.0% more than a year before, on the back of new broadband accesses: we connected 102 thousand new accesses. At the end of March they had increased 15.9% compared to the prior year.

Revenues increased 4.7% to reach 595 million dollars. On the wireless platform service revenues were up 3.3%, the highest rate observed in 6 quarters on the back of data usage. On the fixed platform, service revenues rose 1.2% as a result of a 9.6% increase in PayTV and 7.3% in data revenues.

EBITDA rose 6.0% to 207 million dollars. It was equivalent to 34.7% of revenues.

Income Statement (IFRS)
Central America
Millions of Dollars
	1Q18	1Q17	Var.%
Total Revenues	595	568	4.7%
Total Service Revenues	542	524	3.3%
Wireless Revenues	397	380	4.6%
Service Revenues	353	342	3.3%
Equipment Revenues	44	37	19.1%
Fixed Line and Other Revenues	198	192	3.1%

EBITDA	207	195	6.0%
% total revenues	34.7%	34.3%

EBIT	85	64	33.9%
%	14.3%	11.2%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Central America Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	16,101	15,293	5.3%
Postpaid	2,418	2,282	5.9%
Prepaid	13,683	13,011	5.2%
MOU	157	168	-6.5%
ARPU (US$)	8	8	-0.8%
Churn (%)	6.5%	6.2%	0.3
Revenue Generating Units (RGUs)*	5,919	5,478	8.0%
* Fixed Line, Broadband and Pay TV. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

Caribbean

Our operations in the islands ended the quarter with 5.7 million wireless subscribers, 3.5% more than a year before, after net additions of 63 thousand.

In Dominicana we added 50 thousand new clients bringing our subscriber base up 3.3% year-on-year; our postpaid base grew 3.6%. On the fixed segment, our base increased 4.5%. Revenues were up 4.4% year-on-year on the back of data revenues that expanded 23.2% on the mobile platform and 9.9% on the fixed. We obtained EBITDA of 106 million dollars that rose 4.8% as compared to the prior year. The EBITDA margin stood at 44.7% having risen 1.9 percentage points in twelve months.

In Puerto Rico we gained 14 thousand new subs in the quarter, 58.2% more than a year before, taking our wireless subscriber base up to 892 thousand subs, 4.8% above last year´s. Service revenues totaled 206 million including 27.4 million obtained from the payment of insurance claims.  Netting out these payments, service revenues, while still down 9% from the year-earlier quarter, were 17.7% greater than in the prior quarter. We generated EBITDA of 23 million, compared to a loss of seven million dollars in the prior quarter. It is still below that of the year-earlier quarter, 54 million, but is clearly on its way to full recovery. The revenues from insurance claims were offset by the charges associated with phasing out the equipment damaged by the hurricane.

By the end of the quarter our mobile network was fully restored, but 25% of our base-stations were still being powered by diesel instead of electrical power. Our fixed-line service is 80% operational. We expect to be able to operate under normal conditions shortly.

Income Statement (IFRS)
Caribbean
Millions of Dollars
	1Q18	1Q17	Var.%
Total Revenues	477	478	-0.3%
Total Service Revenues	431	421	2.2%
Wireless Revenues	257	270	-4.7%
Service Revenues	215	218	-1.7%
Equipment Revenues	43	52	-17.1%
Fixed Line and Other Revenues	220	208	5.4%

EBITDA	129	156	-16.9%
% total revenues	27.1%	32.5%

EBIT	61	90	-32.2%
%	12.8%	18.8%

*Total Revenues reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions; Wireless Revenues and Fixed Line and Other Revenues only exclude intercompany transactions with foreign subsidiaries. The sum of the parts will not equal Total Revenues.

Caribbean Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	5,700	5,508	3.5%
Postpaid	1,877	1,811	3.6%
Prepaid	3,823	3,697	3.4%
MOU	248	269	-7.6%
ARPU (US$)	13	13	-4.0%
Churn (%)	3.7%	3.6%	-
Revenue Generating Units (RGUs)*	2,656	2,694	-1.4%
* Fixed Line, Broadband and Pay TV. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

United States

Our subscriber base ended March with 22.8 million subscribers, 8.0% below the prior year. Net disconnections in the quarter were 371 thousand. We registered disconnections of 522 thousand from SafeLink, our brand tied to the Lifeline program. Altogether, other brands reported positive additions of 151 thousand subs, compared to 100 thousand disconnections in the first quarter of last year. StraightTalk showed the best performance.

Total revenues grew 1.0% and topped two billion dollars. Service revenues declined 4.2% improving from -8.8% in the fourth quarter of 2017. Excluding Safelink, we posted a sequential increase in revenues from the fourth quarter to the first one.

ARPU rose 7.3% year-on-year and churn came down to 4.1% from 5.4% a year before.

EBITDA came down 27.9% relative to last year to 152 million dollars and the EBITDA margin stood at 7.6% of revenues, down three percentage points due to the revenue loss, as well as growth of our main brands.

Income Statement (IFRS)
United States
Millions of Dollars
	1Q18	1Q17	Var.%
Total Revenues	2,004	1,985	1.0%
Service Revenues	1,679	1753	-4.2%
Equipment Revenues	325	231	40.3%

EBITDA	152	211	-27.9%
% total revenues	7.6%	10.6%

EBIT	132	195	-32.2%
%	6.6%	9.8%

United States Operating Data (IFRS)
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	22,761	24,745	-8.0%
StraighTalk	9,041	8,790	2.9%
SafeLink	3,694	5,136	-28.1%
Other Brands	10,026	10,818	-7.3%
MOU	512	519	-1.3%
ARPU (US$)	24	23	7.3%
Churn (%)	4.1%	5.4%	(1.3)

Telekom Austria Group

We finished March with 20.6 million wireless subscribers, unchanged from a year before. On the postpaid segment however, we added 122 thousand new subscribers taking our contract base up 4.2% year-on-year. Fixed RGUs topped six million, slightly less than a year before following disconnections of voice lines and broadband accesses that were partly offset by RGU increases in Belarus and Macedonia.

Group revenues increased 1.2% to 1.1 billion euros. Excluding one off effects booked in Austria in the year-earlier quarter, service revenues would have risen 0.6% reflecting growth in all segments except for Slovenia. Wireless service revenues declined 0.7% mostly as a result of the abolition of roaming charges within the EU, which affected mostly Austria and Slovenia.

EBITDA of 341 million euros was stable as compared to the prior year. After adjusting for extraordinary items and restructuring charges in Austria, EBITDA rose 6.7% at constant exchange rates. All of our operations reported positive EBITDA growth with one exception, Slovenia.

Income Statement (IFRS) - Proforma
Telekom Austria Group
Millions of Euros
	1Q18	1Q17	Var.%
Total Revenues*	1,076	1,063	1.2%
Total service revenues	931	936	-0.5%
Wireless service revenues	521	524	-0.7%
Fixed-line service revenues	411	412	-0.4%
Equipment revenues	124	103	20.3%
Other operating income	21	24	-11.7%
EBITDA	341	341	0.2%
% total revenues	31.7%	32.1%
Adjusted EBITDA*	348	326	6.7%
EBIT	52	127	-59.4%
%	4.8%	12.0%
*Excludes one-off items and restructuring charges. For further detail please visit www.a1.group/en/investor-relations

Telekom Austria Group Operating Data (IFRS) Proforma
	1Q18	1Q17	Var.%
Wireless Subscribers (thousands)	20,640	20,622	0.1%
Postpaid	15,703	15,074	4.2%
Prepaid	4,937	5,547	-11.0%
MOU (1)	339	323	5.0%
ARPU (US$)	8	8	-0.7%
Churn (%)	1.8%	2.0%	(0.2)
Revenue Generating Units (RGUs)*	6,035	6,076	-0.7%
* Fixed Line, Broadband and Pay TV. (1) We modified the methodology for calculating MOUs. We no longer include M2M subscribers.

América Móvil IFRS (includes IFRS 15 for 1Q18)

Glossary of Terms

ARPU                Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM               Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex               Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn               Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT                 Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT

margin              The ratio of EBIT to total operating revenue.

EBITDA             Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDA

margin              The ratio of EBITDA to total operating revenue.

EPS

(Mexican

pesos)              Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings

per ADR

(US$)                Total earnings in U.S. dollars divided by total ADRs equivalent.

Equity

subscribers     Subscribers weighted by the economic interest held in each company.

Gross

additions          Total number of subscribers acquired during the period.

Licensed

pops                 Licensed population. Population covered by the licenses that each of the companies manage.

LTE                   Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market

share                A company’s subscriber base divided by the total number of subscribers in that country.

MBOU               Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

MOU                 Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period.  It is presented on a monthly basis.

Net

subscriber

additions          The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections.

Net debt            Total short and long term debt minus cash and marketable securities.

Net debt

/ EBITDA           The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid            Subscriber that may purchase airtime to recharge a cellular phone. The client does not hold a contract with the company for voice and data services.

Postpaid           Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS                  Short Message Service.

SAC                  Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless

penetration       The ratio of total wireless subscribers in any given country divided by the total population in that country.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2018

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos José García Moreno Elizondo
Name: Title:	Carlos José García Moreno Elizondo Attorney-in-fact